CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Patrick Kuhn, Staff Attorney
Jim Allegretto, Staff Attorney

Re:	Noble Vici Group, Inc.
Form 10-K for Fiscal Year Ended March 31, 2019
Filed on July 15, 2019
File No. 000-54761

Gentlemen:

On behalf of Noble Vici Group, Inc. (the “Company” or “NVGI”), we are hereby confirming our telephone conversation with Patrick Kuhn, staff attorney at the Securities and Exchange Commission, pursuant to which the response date to that certain comment letter dated February 11, 2020, from the Securities and Exchange Commission to the Company, was extended to March 9, 2020.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW